UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2017

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

ABILITY INC.

On April 19, 2017, Ability Inc. (the “Company”) received notification from the Nasdaq Listings Qualifications Department of the Nasdaq Capital Market (“NASDAQ” ) that as a result of the recent resignation of all of the Company’s independent directors from the Company’s board of directors (the “Board”), as the Company previously disclosed on April 10, 2017, the Company is no longer in compliance with NASDAQ Listing Rules 5605(b)(1), 5605(c)(2), 5605(d)(2) and 5605(e) (collectively, the “Rules”), as the Board is no longer comprised of a majority of independent directors nor does it have an audit committee, compensation committee or nominating committee.

The Company has until May 3, 2017, a period shorter than normal, to submit a plan to regain compliance with the Rules (a “Plan”), and if the Plan is accepted by NASDAQ, then NASDAQ can grant an extension until October 16, 2017 for the Company to regain compliance with the Rules. In addition, NASDAQ requested that the Company submit a detailed narrative that provides additional information regarding the events and circumstances that led to the simultaneous resignation of the independent directors and certain corporate documentation. The Company is actively searching for qualified independent directors to serve on the Board and the applicable committees thereof. The Company intends to appoint these directors prior to May 3, 2017. The Company believes that these efforts will bring the Company into compliance with the Rules prior to May 3, 2017. However, if the Company is unable to appoint such independent directors prior to May 3, 2017, it intends to submit a Plan to NASDAQ. There can be no assurance that the Company will ultimately be able to regain compliance with the Rules. The NASDAQ notification letter has no immediate effect on the listing of the Company's ordinary shares on the NASDAQ Capital Market.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: April 24, 2017	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

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